Exhibit 14.1
FIRST UNITED ETHANOL, LLC
CODE OF ETHICS FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS
First United Ethanol, LLC (the “Company”) is honest and ethical in all of its business dealings and the Code of Ethics for Chief Executive and Senior Financial Officers (the “Code of Ethics”) embodies principles to which the Company’s representatives are expected to adhere and advocate. The Company has adopted the following Code of Ethics specifically for its Chief Executive and Senior Financial Officers. Any violations of the Code of Ethics may result in disciplinary action, up to and including termination of employment.
     1. You are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company. The Company’s accounting records must be maintained in accordance with all applicable laws, must be proper, supported, and classified, and must not contain any false or misleading entries.
     2. You are responsible for the Company’s system of internal financial controls. You shall promptly bring to the attention of Valerie Bandstra at BrownWinick (the “Company’s Legal Counsel”) and the Audit Committee any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.
     3. You must act honestly and ethically. You may not compete with the Company and may never let business dealings on behalf of the Company be influenced by personal or family interests. You shall promptly bring to the attention of the Company’s Legal Counsel and the Audit Committee any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.
     4. The Company is committed to complying with both the letter and the spirit of all applicable laws, rules, and regulations. You shall promptly bring to the attention of the Company’s Legal Counsel and the Audit Committee any information you may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company or its employees or agents. You shall promptly bring to the attention of the Company’s Legal Counsel and Audit Committee any information you may have concerning any violation of this Code of Ethics. The Board of Directors may determine, or designate appropriate persons to determine, appropriate additional disciplinary or other actions to be taken in the event of violations of this Code of Ethics by the Company’s Chief Executive or Senior Financial Officers and a procedure for granting any waivers of this Code of Ethics.

     5. The Company will not retaliate against a director, officer or employee who provides information to the federal government or a supervisor or testifies about any matter than an employee reasonably believes constitutes a violation of federal securities law or any provision of federal law relating to fraud against shareholders.
By my signature below, I acknowledge receipt of the above First United Ethanol, LLC Code of Ethics for Chief Executive and Senior Financial Officers.

/s/ Anthony Flagg Anthony Flagg, Chief Executive Officer

/s/ Steve Collins Steve Collins, Principal Financial and Accounting Officer

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